ROSEVILLE COMMUNICATIONS COMPANY

March 14, 1998

To Our Shareholders:

     We are pleased to enclose, in the tear-away part of the envelope, your first quarter dividend check for 1998. As we told you in November, the quarterly cash dividend has been raised to $.20 per share from the $.15 dividend the Company had been paying since 1989. We also take this opportunity to update you regarding other developments at Roseville Communications Company, including a significant action by the Board of Directors to protect shareholder interests, described below and in the following pages.

     Results of operations reflect another record year. 1997 operating revenues increased nearly 9% to approximately $115 million, net income was up 7% to $23 million and earnings per share increased to $1.45 from $1.36 per share in 1996. Results are attributable in large part to aggressive promotions that stimulated growth in access lines and enhanced services, which more than absorbed the start-up costs for Roseville Directory Company, Roseville Long Distance Company and National Directory Assistance. In 1998, start-up costs for new businesses, such as our PCS affiliate West Coast PCS, will require worthwhile long-term investments that will put more immediate pressure on earnings. The 1997 annual report, which will provide more detailed financial information, will be mailed in late April.

     One new business that we had hoped to be operational by now is cable television. However, after fifteen months of exhaustive efforts on the part of many employees, we discontinued our attempt to obtain the necessary regulatory approvals to acquire the local cable franchise held by Jones Intercable. Due to the bureaucratic inaction of the Federal Communications Commission, we have concluded that capital earmarked for the cable acquisition will be better utilized on other projects.

     More recently, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Right on each outstanding share of Common Stock. The Rights automatically accrue to shareholders of record on March 13, 1998. The Rights Plan was adopted to help assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive and unsolicited hostile tactics to gain control of the Company. Although the Board is fully aware of the recent, highly publicized mergers and acquisitions in the telecommunications industry, the Rights Plan was not adopted in response to any effort to acquire control of the Company, and the Board of Directors is not aware of any such effort.

     Enclosed are an overview of the Shareholder Rights Plan, a summary of the terms, and questions and answers, all of which we encourage you to read thoroughly. Although details of the Plan are complex, its goal is simple: to provide equitable treatment for every shareholder. Please note that no action of any kind by a shareholder is required at this time.

     We continue to work on enhancing the value of the Company stock, and are encouraged by the Company's future prospects. Thank you for your continued support.



/s/ROBERT L. DOYLE                 /s/BRIAN H. STROM
Robert L. Doyle                    Brian H. Strom
Chairman                           President - CEO




                ROSEVILLE COMMUNICATIONS COMPANY
            OVERVIEW OF THE SHAREHOLDER RIGHTS PLAN

     The following is a general overview of the principal aspects of the Shareholder Rights Plan adopted by the Board of Directors of Roseville Communications Company. A more detailed summary of the terms of the Plan is attached.

     PURPOSE OF THE PLAN. The Plan is designed to protect the interests of Roseville Communications Company shareholders in the event of an unsolicited takeover attempt. It is intended to encourage a potential acquiror to work with Roseville Communications Company's Board of Directors to determine if a business combination is in the best long-term interests of the shareholders, and if so, to negotiate a fair price that adequately reflects the Company's long-term potential value. It is not intended to prevent a takeover, but rather to prevent abusive takeover tactics.

     In today's unsettled stock markets, there exists a risk of acquisition attempts at unfair and inadequate prices. In addition, open-market accumulations of large blocks of stock and partial or two-tier offers that do not treat shareholders equally can deprive shareholders of the full value of their shares. Roseville Communications Company's Board believes the Plan will provide the Board the ability to guard against these tactics.

     DETERRENT EFFECT OF THE PLAN. If a potential acquiror attempts to takeover Roseville Communications Company without the approval of the Board of Directors, the Plan provides that, when certain events occur, shareholders (other than the acquiror) will have the right to purchase Roseville Communications Company stock at a 50 percent discount from market value. Exercise of the Rights under these circumstances would dilute the acquiror's interest and result in additional outstanding shares that then also would have to be purchased by the acquiror to gain ownership of Roseville Communications Company. In this way, the dilutive impact of the Rights would make a non-negotiated takeover attempt more expensive, which should deter hostile acquisition attempts.

     It is important to note the Shareholder Rights Plan will not preclude either a proxy contest or a tender or exchange offer for all shares of the Company if that offer is determined by the Board of Directors to be both adequate and otherwise in the best interests of the Company and its shareholders. Accordingly, the Shareholder Rights Plan should not deter a prospective offeror willing to negotiate in good faith with the Board of Directors. The Board believes such a course is preferable to hostile actions calculated to deprive the Board and shareholders of their ability to determine the Company's destiny and, potentially, to favor some shareholders at the expense of others.

     REASON FOR THE BOARD'S ADOPTION OF THE PLAN. The Board did not adopt the Shareholder Rights Plan in response to any specific effort to acquire control of the Company. The Board adopted the Shareholder Rights Plan in the belief it provides the best available means of protecting your right to retain the full value of your equity investment in the Company.

     DESCRIPTION OF THE RIGHTS DISTRIBUTED TO SHAREHOLDERS. The Plan adopted by the Board provides that each Roseville Communications Company shareholder of record on March 13, 1998 will receive one Right for each share of Roseville Communications Company Common Stock owned on that date. Initially, each Right will entitle the holder to purchase one share of Roseville Communications Company Common Stock for $100. The Rights will trade automatically with the Company's Common Stock and are not initially exercisable. The Rights only become exercisable if and when the circumstances addressed by the Shareholder Rights Plan arise.


     Generally speaking, there are two different events that could result in the Rights becoming exercisable. One event is any accumulation by a potential acquiror of 20 percent or more of Roseville Communications Company Common Stock. The other event would be an announcement by a potential acquiror of a tender or exchange offer that would result in the acquiror's ownership of 20 percent or more of Roseville Communications Company Common Stock, in which case the Rights would become exercisable 10 days after the announcement, or such later date as the Board may decide. Once exercisable, the Rights would trade separately from the Common Stock and you would receive by mail a separate Right Certificate from Roseville Communications Company.

     EVENTS TRIGGERING THE 50 PERCENT DISCOUNT. The Rights change from the right to buy one share for $100 to the right to buy $200 worth of stock for the same $100 if a potential acquiror acquires 20 percent or more of Roseville Communications Company Common Stock or if the acquiror merges with Roseville Communications Company or engages in other types of business combinations or "self-dealing" transactions with Roseville Communications Company.

     EFFECT OF A MERGER OF ROSEVILLE COMMUNICATIONS COMPANY INTO ANOTHER COMPANY. If an acquiror has purchased 20 percent or more of Roseville Communications Company Common Stock and Roseville Communications Company is then merged into another company, the Rights would change into rights to purchase $200 worth of Common Stock of the acquiring company for a price of $100. For example, if the acquiring company's common stock is trading at $50 a share and a shareholder exercises the Right for $100, he or she would receive four shares of the acquiring company's stock.

     NOT AN IMPEDIMENT TO FAIR DEALS. The Board adopted the Shareholder Rights Plan to encourage fair negotiations between a potential acquiror and the Board and to prevent abusive takeover tactics. The Rights will not impede an acquisition plan which the Board determines to have a purchase price representing fair value for Roseville Communications Company shareholders and is otherwise in the best long-term interests of the Company and the shareholders.

     TRANSFERABILITY OF RIGHTS BEFORE THEY BECOME EXERCISABLE. If you sell your shares of Roseville Communications Company Common Stock before the Rights become exercisable, your Rights would be sold with your Common Stock and would belong to the purchaser of your stock.

     EFFECT OF RIGHTS ON STOCK VALUE. Your current holdings are not affected by the Shareholder Rights Plan. The issuance of the Rights will not weaken Roseville Communications Company's financial strength in any way. Since the Rights become exercisable only if a potential acquiror attempts any of the transactions mentioned above, the Rights do not have any immediate dilutive effect nor do they affect reported earnings per share.

     CALCULATION OF EXERCISE PRICE. The Board of Directors determined that $100 for each share of Roseville Communications Company Common Stock is a fair estimation of the long-term value of Roseville Communications Company Common Stock.

     TAX EFFECTS. The initial distribution of the Rights should have no federal income tax implications



          ROSEVILLE COMMUNICATIONS COMPANY
          SUMMARY OF TERMS OF SHAREHOLDER RIGHTS PLAN


1.                       NATURE OF RIGHT:

     When exercisable, each Right initially will entitle the holder to purchase one share of the Common Stock of Roseville Communications Company (the "Company") for $100.

2.                       MEANS OF DISTRIBUTION:

     The Rights will be distributed to holders of the Company's outstanding Common Stock as a dividend of one Right for each share of Common Stock. The Rights will also be attached to all future issuances of Common Stock.

3.                       EXERCISABILITY:

     Rights become exercisable for one share on the earlier of: (i) the acquisition of, or the public announcement of the intent of any person or group (an "Acquiring Person") to acquire, without the approval of the Board of Directors (the "Board"), beneficial ownership of 20% or more of the Company's outstanding Common Stock, or (ii) the tenth day (unless extended by the Board) following the commencement of, or announcement of an intention to commence, a tender offer which would result in the offeror owning 20% or more of the outstanding Common Stock of the Company (the earliest of such dates is referred to as the "Initial Exercise Date"). Rights may be transferred separately from the Common Stock once they are exercisable.

4.                       EXERCISE PRICE:

     $100 per share, which is the amount that in the judgment of the Board represents the long-term value of a share of Roseville Communications Company Common Stock (the "Exercise Price").

5.                       TERM:

     The Rights will expire ten years after the date of issuance, unless earlier redeemed or exchanged by the Company as described below.

6.                       REDEMPTION OF RIGHTS:

     The Board may redeem the Rights at a price of $.01 per Right at any time until the date a person becomes an Acquiring Person (the "Stock Acquisition Date"). After the Stock Acquisition Date, Rights are redeemable prior to any business combination in which all holders of Common Stock are treated alike and in which an Acquiring Person is not involved (except as a holder of Common Stock treated like all other holders).

7.                       RIGHTS IN EVENT OF
                         BUSINESS COMBINATION:

     If after the Initial Exercise Date the Company or more than 50% of its assets is acquired in a merger or similar transaction, each holder of a Right may purchase for $100 a number of shares of common stock of the acquiring company having a current market value equal to $200. Both the initial Exercise Price of $100 per share and the number of shares purchasable through exercise of a Right are subject to adjustment for stock splits, reverse stock splits, stock dividends, etc.

8.   RIGHTS IN EVENT OF SELF-
     DEALING TRANSACTION OR
     ACQUISITION OF SUBSTANTIAL
     AMOUNT OF COMMON STOCK:

     If an Acquiring Person engages in certain self-dealing transactions with the Company, or a person becomes the beneficial owner of 20% or more of the outstanding
     Common Stock, each holder of a Right may purchase for $100 a number of shares of Common Stock with a market value equal to $200. If insufficient authorized shares of Common Stock are available for issuance, the Company will deliver to the Rights holders cash or other property so that the aggregate value received is equal to $200.

     Self-dealing transactions are defined to include a merger of an Acquiring Person into the Company in which the Common Stock remains outstanding and unchanged, the issuance of securities of the Company to an Acquiring Person, the transfer of assets to an Acquiring Person on other than an arm's length basis, and similar transactions on terms not approved by the Board.

9.                       PERMITTED OFFERS:

     The provisions described in terms 7 and 8 will not apply to tender or exchange offers for all outstanding shares of the Company's Common Stock at a price and on terms determined by the Board to be both adequate and otherwise in the best interests of the Company and its shareholders other than the Acquiring Person.

10.                      EXCHANGE OPTION:

     In the event (i) any person or group becomes an Acquiring Person or
     (ii) any of the types of transactions, acquisitions, combinations or other events described in item 8 above occurs, the Board may require all or any portion of the outstanding Rights to be exchanged for Common Stock on a pro rata basis at the rate of one share of Common Stock per outstanding Right. However, the Rights held by any Acquiring Person would not be included in the exchange.

11.                      VOTING POWER OF RIGHTS:

     The Rights themselves do not entitle the holder to any voting rights.

12.                      AMENDMENT OF RIGHTS:

     Until the Initial Exercise Date, the Company may amend the Rights in any manner. After the Initial Exercise Date, the Company may amend the Rights in any manner that does not adversely affect the interests of the holders of the Rights.



                       QUESTIONS AND ANSWERS ABOUT
        ROSEVILLE COMMUNICATIONS COMPANY'S SHAREHOLDER RIGHTS PLAN

Q. WHY DID ROSEVILLE COMMUNICATIONS COMPANY (RCC) ADOPT THE RIGHTS PLAN?
A. Your Board of Directors believes that the Rights Plan is in the best interests of the Company and its shareholders. The primary purposes for adopting such a plan are to help reduce the risk of coercive offers which may not offer fair value to all shareowners and to discourage potential market accumulators who seek to achieve a position of substantial influence without paying remaining shareholders a fair control premium.

Q. IS RCC'S RIGHTS PLAN SIMILAR TO THOSE OF OTHER COMPANIES?
A. Yes, since the first plan was adopted in 1984, more than 1,700 companies, many of which are Fortune 500 companies, have adopted Rights Plans. Many of these plans are similar to the one adopted by RCC.

Q. IS THE RIGHTS PLAN THE SAME THING AS A "POISON PILL"?
A. Yes, it is often referred to as a "poison pill."

     Q.   Will the Rights Plan prevent RCC from being taken over?
A. The Rights Plan helps to protect your interests in the event that you and RCC are confronted with coercive or unfair takeover tactics. However, the Plan is not intended to prevent an acquisition of RCC on terms that are favorable and fair to all shareholders.

Q. IS THE RIGHTS PLAN SUBJECT TO SHAREHOLDER APPROVAL?
A. No, it is not. The Board of Directors has the authority to issue the Rights without a shareholder vote.

Q. IS SOMEONE TRYING TO TAKE OVER RCC?
A. No. The Rights Plan was NOT adopted in response to any specific acquisition proposal. However, your Board of Directors determined that this was an appropriate time to adopt the Plan to protect shareholders' interests now and in the future.



Q. WHO IS ELIGIBLE TO RECEIVE RIGHTS UNDER RCC'S SHAREHOLDER RIGHTS PLAN?
A. Any shareholder owning RCC common stock at the close of business on March 13, 1998.

Q. WILL I GET A RIGHTS CERTIFICATE?
A. Rights certificates will be issued ONLY if the Rights become exercisable. Prior to becoming exercisable, the Rights are included with, and trade with, the Common Stock certificates. Any new certificate issued on and after March 16, 1998, will have a stamp, or contain language on the back side of the Common Stock certificate which references the Rights.

Q. DO I HAVE TO EXERCISE MY RIGHTS IN ORDER TO MAINTAIN MY INVESTMENT IN
   RCC?
A. No. The Rights are not exercisable now and, generally, won't become exercisable unless someone acquires 20% or makes a tender offer for 20% of RCC's Common Stock, or unless someone acquires 20% or more of the Common Stock and the Board determines that person to be an acquiring person, as that term is defined in the Rights Plan. Therefore, unless and until the Rights become exercisable, your investment in RCC is not effected.

Q. WHAT DO I HAVE TO DO TO CLAIM THE RIGHTS ASSOCIATED WITH MY RCC COMMON
   STOCK?
A. NO ACTION IS REQUIRED ON YOUR PART AT THIS TIME. Rights will automatically attach to all Common Stock outstanding as of the close of business on March 13, 1998. On that date shareholders of record will have one Right for each share of Common Stock they own.

Q. WHAT DOES THE RCC SHAREHOLDER RIGHTS PLAN ENTITLE ME TO RECEIVE?
A. Under the Plan, Rights have been distributed as a dividend at the rate of one Right for each share of Common Stock outstanding at the close of business on March 13, 1998. If and when the Rights become exercisable, unless redeemed earlier, each Right will entitle its holder to buy one share of Common Stock of RCC at an exercise price of $100. Under certain circumstances described in the "Roseville Communications Company Overview of the Shareholder Rights Plan," if the Rights have not been earlier redeemed, a Right may entitle its holder to purchase, at the exercise price of the Right, RCC Common Stock or other securities or property of RCC or Common Stock of the acquiring person, having a value equal to two times the exercise price. The Rights will expire on March 11, 2008.

Q. DO I NEED TO SEND IN MY STOCK CERTIFICATE TO GET THESE RIGHTS?
A. NO. YOU DO NOT NEED TO TAKE ANY ACTION TO RECEIVE THE RIGHTS, your current stock certificate is still valid. As of the close of business on March 13, 1998 any outstanding share of RCC Common Stock has one Right assigned to it.

Q. WHAT ARE THESE RIGHTS WORTH?
A. No monetary value is presently assigned to these Rights.

Q. CAN I BUY, SELL OR TRANSFER RIGHTS?
A. The Rights WILL NOT trade separately unless and until they become exercisable. Until that time, the Rights are attached to, and trade with, the Common Stock, so if you sell your Common Stock you sell the rights too. Until that time, if you buy new shares of RCC Common Stock you buy the Rights along with the shares.

Q. IS THE RIGHTS PLAN DIVIDEND DISTRIBUTION TAXABLE?
A. No. The dividend distribution is simply an assignment of one Right to each outstanding share of Common Stock and currently has no monetary value.

Q. HOW WILL I KNOW IF THE RIGHTS BECOME EXERCISABLE?
A. If the Rights become exercisable, a Rights Certificate will be mailed to you, in addition to correspondence describing your options.

Q. WHEN, AND AT WHAT PRICE MAY THE BOARD OF DIRECTORS REDEEM THE RIGHTS?
A. The Board of Directors may redeem the Rights at $.01 per Right at any time until the 10th business day following public announcement that a 20% stock ownership position has been acquired.

Q. WHEN DO THE RIGHTS EXPIRE?
A. Unless redeemed earlier by the Company, the Rights expire in ten years, on March 11, 2008. A ten-year period is selected by most companies in order to provide a meaningful period of protection.

Q. HOW CAN I GET MORE INFORMATION ABOUT THE PLAN?

     A. A copy of the Shareholder Rights Plan is available from the Company's Shareholder Relations Department at our headquarter address.